                                                                    EXHIBIT 99.2

NEWS RELEASE

CONTACT:          KATHLEEN P. PEPSKI            (NYSE: BMC)
                  (952) 851-6030                FOR IMMEDIATE RELEASE

BMC INDUSTRIES' THIRD QUARTER EARNINGS RISE; EPS $0.10 VERSUS ($0.02)

October 25, 2000 -- Minneapolis, Minnesota, USA - BMC Industries, Inc. reported consolidated net earnings for the third quarter ended September 30, 2000 of $2.7 million, or $0.10 per diluted share. This compares to a net loss of $0.4 million, or ($0.02) per diluted share, in the third quarter of 1999. Third quarter 2000 consolidated revenues increased 2% to $90.2 million from $88.3 million in 1999. Excluding the negative impact from foreign currency translation during the quarter, consolidated revenues increased 5%.

For the nine months ended September 30, 2000, total revenues increased 3% to $273.2 million compared to $266.3 million for the same period in 1999. Excluding the negative impact from foreign currency translation rates during the period, revenues would have increased 5%. Net earnings for the first nine months in 2000 were $10.5 million, or $0.38 per diluted share, versus $7.8 million, or $0.28 per diluted share, for the same period in 1999.

"We are pleased overall with BMC's third quarter results," said BMC Chairman and Chief Executive Officer Paul B. Burke. "The Buckbee-Mears group had a solid quarter delivering earnings of $4.4 million. We continue to enjoy favorable market dynamics, particularly with respect to the entertainment aperture mask side of the business."

Mr. Burke continued, "Our Optical Products group had another strong quarter of revenue growth in the Company's high-end, value-added products, particularly polycarbonate. Sales of Vision-Ease's higher-margin
Tegra-Registered Trademark- coated polycarbonate and Outlook-TM-polycarbonate progressive lenses increased substantially quarter-over-quarter. Vision-Ease's sunwear products including SunSport-TM-non-ophthalmic and SunRx-Registered Trademark- polarized polycarbonate lenses also showed substantial continued growth."

                                     -more-

Commenting on the remainder of the year, Mr. Burke said, "Buckbee-Mears remains on track for a strong 2000. Like other companies, however, this group anticipates it will begin to incur higher raw material and chemical costs as key supply agreements are renegotiated. In addition, we expect to continue to make significant investments for advanced mask development and product line and customer diversification."

Mr. Burke added, "The challenge at Vision-Ease continues to be improving operating and manufacturing efficiencies in addition to managing rising raw material costs. As demand for our high-end products remains strong, we have experienced resin supply shortages and capacity pressures which may constrain sales in the near term and impede our cost reduction efforts."

Third quarter revenues from the Buckbee-Mears group, which includes Mask Operations and Buckbee-Mears St. Paul ("BMSP"), were $53.3 million in 2000, a slight decrease of $0.4 million from the $53.7 million of revenues reported in 1999. Buckbee-Mears sales were negatively impacted by foreign currency translation during the quarter. Excluding the impact of foreign currency translation, revenues for the group would have increased 4%.

Sales of entertainment masks increased 17% in third quarter 2000 compared to the prior year period. This increase was driven by a 20% rise in sales of jumbo and large entertainment masks, which are higher margin products. Sales of computer monitor masks decreased 24% in third quarter 2000 as compared to third quarter 1999. The decrease resulted from a maintenance shutdown of the Cortland monitor line, continued competitive price reductions and the Company's decision to utilize monitor mask production capacity for HDTV and other higher-margin entertainment products, displacing lower-margin monitor volumes.

On this revenue base, Buckbee-Mears' third quarter 2000 earnings were $4.4 million, a decrease of $1.6 million from the $6.0 million earned in third quarter 1999. Operating profit in the third quarter 2000 was negatively impacted by computer monitor pricing and by costs associated with the group's normal maintenance shutdown. Monitor mask production was significantly reduced in third quarter 2000 compared to last year. The monitor line in Cortland, New York was restarted in January 1999 and consequently did not require a maintenance shutdown in the third quarter last year.

Also negatively impacting margins in third quarter 2000 for this group were higher product engineering and development spending to support the group's advanced products efforts. In addition, BMSP's third quarter sales were down and profitability was negatively impacted by significant investments for diversification of BMSP's customer and product base.

During the quarter, BMC announced it had been named "Outstanding Supplier of the Year" by American Matsushita Electronics Company ("AMEC") for performance excellence in 1999. AMEC, a division company of Matsushita Electric Corporation of America, which manufactures and markets televisions and other display products under such brand names as Panasonic, Technics, Quasar and National, announced earlier this summer that BMC


                                     -more-

Industries had received the award in recognition of superior performance during the previous calendar year. This award is given annually to AMEC's best global supplier. AMEC executives select the award recipient based on supplier performance in Supply-Chain Management, Logistics Support, On-Time Delivery, Cost Reduction and Environmental Awareness.

BMC's Optical Products group generated revenues of $36.8 million in the third quarter of 2000, up 6%, or $2.2 million, over the prior year quarter. Sales of high-end, value-added products increased 25% and accounted for 65% of total third quarter 2000 revenues, compared to 56% of total revenues in third quarter 1999. Partially offsetting this strong high-end product performance were glass and plastic lens sales, which were down 13% and 20% for the quarter, respectively, due principally to overall market dynamics in these product categories and, in the case of plastic, continuing supply problems.

High-end sales growth was due primarily to strong sales of Tegra-Registered Trademark- coated polycarbonate lenses and Outlook-TM- progressive polycarbonate lenses, which were introduced last year. Together, third quarter 2000 sales of these products were up 178% over the same period last year. In addition, sales of Vision-Ease's SunRx-Registered Trademark-polarized polycarbonate lenses grew 40% in third quarter 2000 over the same period in 1999.

Vision-Ease's SunSport-TM- non-ophthalmic polarizing lens business continues to deliver exceptional sales growth with revenues increasing 106% in third quarter 2000 over the same period a year ago. "Polarizing lens technology continues to be recognized by sunwear makers and consumers as a superior value-adding technology," said Mr. Burke. "The growing demand for these products, coupled with our expanding relationships with a number of high-end sunwear manufacturers have helped SunSport-TM- to post outstanding year-to-date results."

Optical Product's third quarter earnings were $3.9 million in 2000, compared to a loss of $1.6 million in 1999. Third quarter 2000 operating margin was 10.5%, significantly improved from the negative 4.5% posted in the third quarter of last year. Last year's operating results, however, were negatively impacted by higher product costs and certain write-offs, discontinuances and phase-outs of inventory primarily related to the 1998 Orcolite acquisition. The group's third quarter 2000 operating margin was somewhat reduced from the 11.8% posted in the second quarter of 2000 primarily as a result of a less favorable plastic and glass lens sales mix and higher raw material costs.

Total debt, excluding cash and cash equivalents, at September 30, 2000 was $149.2 million compared with $168.3 million at December 31, 1999, a decrease of $19.1 million. Capital expenditures during the quarter were $2.9 million versus $3.8 million in the same quarter a year ago.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby. Statements made in this


                                     -more-
press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties, including, among others, lower demand for televisions, computer monitors and ophthalmic lenses; further mask and ophthalmic lens price declines, particularly for computer monitor masks, and imbalances of supply and demand; slowdown in growth of high-end products; rising raw material and chemical costs; ability to improve operating and manufacturing efficiencies; ability to meet customer new product qualifications; consumer demand for direct-view high-definition television and digital receivers; competition with alternative technologies and products, including laser surgery for the correction of visual impairment and liquid crystal, plasma, projection and other types of visual displays; ability to implement the Optical Products group's initiatives in strategic polycarbonate marketing and manufacturing sourcing; ability to grow European sales through the operation of processing laboratories; new product development, introduction and acceptance; cost reduction and reorganization efforts; continued slowdown at BMSP; ability to partner with new and existing Buckbee-Mears customers or transition development relationships into full-scale production; the effect of regional or global economic slowdowns; adjustments to inventory valuations; liability and other claims asserted against BMC; negative foreign currency fluctuations; and ability to recruit and retain key personnel.

BMC Industries, Inc., through its Vision-Ease Lens subsidiary, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses. BMC also, through its Buckbee-Mears division, manufactures precision imaged products such as aperture masks and a variety of photo-etched metal and electroformed parts. BMC is the only North American manufacturer of aperture masks, which are key components used in color television and computer monitor picture tubes. BMC's common stock is traded on the New York Stock Exchange under the symbol "BMC". For more information about BMC Industries, Inc., visit the Company's web site: www.bmcind.com.

                      Investor Conference Call Information:

10:00 a.m. Central Time (11:00 a.m. Eastern Time)
Call-in Number: 800-260-0712 (U.S.) or 612-332-0228 (International)
Replay Number: 800-475-6701 (U.S.) or 320-365-3844 (International)
Replay Access Code: 540867
The rebroadcast of the conference call will be available starting at 2:00 p.m. Central Time, October 25, through 11:59 p.m. Central Time, October 27, 2000.

Additionally, all investors are invited to listen to the investor conference call via live simulcast over the Internet through StreetEvents.com. It can be accessed from the Investor Relations portion of the company's Web site, www.bmcind.com.


                                     -more-

                              BMC INDUSTRIES, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)
                    (in thousands, except per share amounts)

                                           Three Months Ended         Nine Months Ended
                                              September 30              September 30
                                         ------------------------------------------------
                                              2000         1999         2000         1999
-----------------------------------------------------------------------------------------
Revenues                                 $  90,179    $  88,321    $ 273,167    $ 266,305
Cost of products sold                       77,530       79,071      232,563      226,015
-----------------------------------------------------------------------------------------
Gross Margin                                12,649        9,250       40,604       40,290
Selling                                      4,356        4,788       12,745       14,152
Administration                               1,261          993        4,058        3,712
-----------------------------------------------------------------------------------------
Income from Operations                       7,032        3,469       23,801       22,426
-----------------------------------------------------------------------------------------
Other Income and (Expense)
     Interest expense                       (3,358)      (3,265)      (9,941)     (10,138)
     Interest income                           112           69          198          155
     Other income (expense)                    244         (889)       1,271         (430)
-----------------------------------------------------------------------------------------

Earnings (Loss) before Income Taxes          4,030         (616)      15,329       12,013
Income Tax Expense (Benefit)                 1,293         (190)       4,816        4,241
-----------------------------------------------------------------------------------------

Net Earnings (Loss)                      $   2,737    $    (426)   $  10,513    $   7,772
=========================================================================================

Net Earnings (Loss) Per Share:
     Basic                               $    0.10    $   (0.02)   $    0.38    $    0.28
     Diluted                                  0.10        (0.02)        0.38         0.28
=========================================================================================

Number of Shares Included in Per Share
Computation:
     Basic                                  27,399       27,349       27,395       27,275
     Diluted                                27,645       27,349       27,608       27,723
=========================================================================================


                                      -more

                              BMC INDUSTRIES, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                                 (in thousands)

                                                        September    December 31
                                                             2000           1999
ASSETS
-------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                             $   1,792     $   1,146
  Trade accounts receivable, net                           46,001        42,025
  Inventories                                              71,157        82,312
  Deferred income taxes                                    10,136        11,588
  Other current assets                                     12,978        12,580
-------------------------------------------------------------------------------
    Total Current Assets                                  142,064       149,651
-------------------------------------------------------------------------------

Property, plant and equipment                             277,497       278,807
Less accumulated depreciation                             136,974       127,569
-------------------------------------------------------------------------------
  Property, plant and equipment, net                      140,523       151,238
-------------------------------------------------------------------------------
Deferred income taxes                                      11,937         9,221
Intangibles assets, net                                    65,573        68,232
Other assets                                                6,506         5,211
-------------------------------------------------------------------------------

Total Assets                                            $ 366,603     $ 383,553
===============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------

Current Liabilities
  Short-term borrowings                                 $   1,277     $   2,303
  Accounts payable                                         27,588        30,342
  Income taxes payable                                      6,914         8,093
  Accrued expenses and other current liabilities           21,371        19,197
-------------------------------------------------------------------------------
    Total Current Liabilities                              57,150        59,935
-------------------------------------------------------------------------------

Long-term debt                                            147,893       165,959
Other liabilities                                          19,209        18,522
Deferred income taxes                                       2,195         2,715

Stockholders' Equity
  Common stock                                             49,217        49,077
  Retained earnings                                       101,900        92,620
  Accumulated other comprehensive income (loss)            (9,311)       (3,495)
  Other                                                    (1,650)       (1,780)
-------------------------------------------------------------------------------
    Total Stockholders' Equity                            140,156       136,422
-------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity              $ 366,603     $ 383,553
===============================================================================

                                     -more-

                              BMC INDUSTRIES, INC.

                               SEGMENT INFORMATION
                                   (Unaudited)
                                 (in thousands)

                                           Three Months Ended September 30
                        ---------------------------------------------------------------------
                            Buckbee-Mears         Optical Products           Consolidated
                        --------------------    --------------------     --------------------
                            2000        1999        2000        1999         2000        1999
---------------------------------------------------------------------------------------------
Revenues                $ 53,333    $ 53,681    $ 36,846    $ 34,640     $ 90,179    $ 88,321
Cost of products sold     47,373      46,174      30,157      32,897       77,530      79,071
---------------------------------------------------------------------------------------------
Gross margin               5,960       7,507       6,689       1,743       12,649       9,250
Gross margin %              11.2%       14.0%       18.2%        5.0%        14.0%       10.5%
Selling                    1,532       1,476       2,824       3,312        4,356       4,788
Unallocated corporate
  administration              --          --          --          --        1,261         993
---------------------------------------------------------------------------------------------
Income (Loss) from
  Operations            $  4,428    $  6,031    $  3,865    $ (1,569)    $  7,032    $  3,469
=============================================================================================

Operating income %           8.3%       11.2%       10.5%       (4.5)%        7.8%        3.9%

Capital spending                                                         $  2,900    $  3,807

Depreciation and
  amortization                                                           $  6,055    $  5,569

EBITDA                                                                   $ 13,331    $  8,149

EBITDA %                                                                     14.8%        9.2%


                                      -30-